FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

to

ANNUAL REPORT

of

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

(Name of Registrant)

and

THE REPUBLIC OF AUSTRIA

(Guarantor and Co-Signatory)

Date of end of last fiscal year: December 31, 2013

SECURITIES REGISTERED

(As of the close of the fiscal year)*

Title of issue	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

*	The Registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices Names of exchanges on which registered

N/A and communications from the Securities and Exchange Commission:

Marc O. Plepelits, Esq.

Allen & Overy LLP

Haus am OpernTurm

Bockenheimer Landstrasse 2

60306 Frankfurt am Main, Germany

This Amendment No.3 to Annual Report on Form 18-K for the year ended December 31, 2013 is jointly filed by Oesterreichische Kontrollbank Aktiengesellschaft (“OeKB”), a corporation incorporated under the laws of the Republic of Austria (“Austria”), and Austria.

This report is intended to be incorporated by reference into OeKB’s and Austria’s prospectus dated October 9, 2012 (the “Prospectus”) and any future prospectus filed by OeKB and Austria with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

1.	The disclosure under the caption “Certain Tax Considerations—Foreign Curreency Guaranteed Debt Securities—Potential Foreign Account Tax Compliance Act (FACTA) Withholding” set forth in the Prospectus is superseded and replaced by the following disclosure:

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and Treasury regulations promulgated thereunder (“FATCA”) impose a new reporting regime and potentially a 30% withholding tax with respect to certain payments to (i) any non-U.S. financial institution (a “foreign financial institution”, or “FFI” (as defined by FATCA)) that does not become a “Participating FFI” by entering into an agreement with the U.S. Internal Revenue Service (“IRS”) to provide the IRS with certain information in respect of its account holders and investors or is not otherwise exempt from or in deemed compliance with FATCA and (ii) any investor (unless otherwise exempt from FATCA) that does not provide information sufficient to determine whether the investor is a U.S. person or should otherwise be treated as holding a “United States account” of the Bank (a “Recalcitrant Holder”). The Bank is classified as an FFI.

The new withholding regime is now in effect for payments from sources within the United States and will apply to “foreign passthru payments” (a term not yet defined) no earlier than January 1, 2017. This withholding would potentially apply to payments in respect of (i) any Guaranteed Debt Securities characterized as debt (or which are not otherwise characterized as equity and have a fixed term) for U.S. federal tax purposes that are issued after the “grandfathering date”, which is the date that is six months after the date on which final U.S. Treasury regulations defining the term foreign passthru payment are filed with the Federal Register, or which are materially modified after the grandfathering date and (ii) any Guaranteed Debt Securities characterized as equity or which do not have a fixed term for U.S. federal tax purposes, whenever issued. If Guaranteed Debt Securities are issued on or before the grandfathering date, and additional Guaranteed Debt Securities of the same series are issued after that date, the additional Guaranteed Debt Securities may not be treated as grandfathered, which may have negative consequences for the existing Guaranteed Debt Securities, including a negative impact on market price.

The United States and a number of other jurisdictions have entered into intergovernmental agreements to facilitate the implementation of FATCA (each, an “IGA”). Pursuant to FATCA and the “Model 1” and “Model 2” IGAs released by the United States, an FFI in an IGA signatory country could be treated as a “Reporting FI” not subject to withholding under FATCA on any payments it receives if it complies with the requirements of the relevant IGA. Further, in general an FFI in a Model 1 IGA jurisdiction (and in some cases, an FFI in a Model 2 IGA jurisdiction) would not be required to withhold under FATCA or an IGA or any law implementing an IGA (any such withholding being “FATCA Withholding”) from payments it makes. The Model 2 IGA leaves open the possibility that a Reporting FI might in the future be required to withhold as a Participating FFI on foreign passthru payments and payments that it makes to Recalcitrant Holders. Each of the Model IGAs states that alternatives to achieve the policy objectives of foreign passthru payment withholding could be addressed in the future. Under each Model IGA, a Reporting FI would still be required to report certain information in respect of its account holders and investors to its home government or to the IRS. The United States and Austria have entered into an agreement (the “U.S.-Austria IGA”) based largely on the Model 2 IGA.

The Bank has registered with the IRS and certified its status as a “Reporting Model 2 FFI” pursuant to the U.S.-Austria IGA. It does not anticipate that it will be obliged to deduct any FATCA Withholding on payments it makes. There can be no assurance, however, that the Bank would in the future not be required to deduct FATCA Withholding from payments it makes.

The Bank and financial institutions through which payments on the Guaranteed Debt Securities are made may be required to withhold FATCA Withholding if (i) any FFI through or to which payment on such Guaranteed Debt Securities is made is not a Participating FFI, a Reporting FI, or otherwise exempt from or in deemed compliance with FATCA or (ii) an investor is a Recalcitrant Holder.

While the Guaranteed Debt Securities are in global form and held within Euroclear and Clearstream, Luxembourg (together, the “ICSDs”) or DTC, it is expected that FATCA will not affect the amount of any payments made under, or in respect of, the Guaranteed Debt Securities by the Bank, the Republic, any paying agent and the common depositary, given that each of the entities in the payment chain between the Bank and the participants in the ICSDs or DTC is either a U.S. entity not subject to FATCA Withholding or a major financial institution whose business is dependent on compliance with FATCA and that any alternative approach introduced under an IGA will be unlikely to affect the Guaranteed Debt Securities. The documentation expressly contemplates the possibility that the Guaranteed Debt Securities may go into definitive form and therefore that they may be taken out of the ICSDs or DTC. If this were to happen, then a non-FATCA compliant holder could be subject to FATCA Withholding. However, definitive Guaranteed Debt Securities will only be issued in remote circumstances.

FATCA is particularly complex and certain aspects of its application are uncertain at this time. The above description is based in part on regulations, official guidance and IGAs, all of which are subject to change or may be implemented in a materially different form. Prospective investors should consult their tax advisers on how these rules may apply to the Bank and to payments they may receive in connection with the Guaranteed Debt Securities.

2.	The disclosure under the caption “Legal Opinions” set forth in the Prospectus is superseded and replaced by the following disclosure:

The validity of the Guaranteed Debt Securities and Warrants will be passed upon on behalf of the Bank by Pöch Krassnigg Rechtsanwälte GmbH, Strauchgasse 1-3, A-1010 Vienna, Austria and by Allen & Overy LLP, Haus am OpernTurm, Bockenheimer Landstrasse 2, 60306 Frankfurt am Main, Germany. The validity of the Guaranteed Debt Securities and Warrants will be passed upon on behalf of the underwriters by Davis Polk & Wardwell London LLP, 99 Gresham Street, London EC2V 7NG, England. In giving their opinions Allen & Overy LLP and Davis Polk & Wardwell London LLP may rely as to all matters of Austrian law upon the opinions of Pöch Krassnigg Rechtsanwälte GmbH.

SIGNATURE OF OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

Pursuant to the requirements of the Securities Exchange Act of 1934, Oesterreichische Kontrollbank Aktiengesellschaft has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vienna, Austria, on the 30th day of January, 2015.

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

/s/ MAG. WALTRAUT BURGHARDT
Name:	Mag. Waltraut Burghardt
Title:	Senior Director

/s/ MAG. MAXIMILIAN PLATTNER
Name:	Mag. Maximilian Plattner
Title:	Associate Director

SIGNATURE OF THE REPUBLIC OF AUSTRIA

Pursuant to the requirements of the Securities Exchange Act of 1934, the Republic of Austria has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vienna, Austria, on the 30th day of January, 2015.

THE REPUBLIC OF AUSTRIA

/s/ MAG. SILVIA MACA
Name:	Mag. Silvia Maca
Title:	Head of the Division for Export Financing and International Export Promotion Policy Ministry of Finance of the Republic of Austria

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